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                                                                  Exhibit (g)(3)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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KISLEV TRADING,

                    Plaintiff,
                                                      CLASS ACTION COMPLAINT
           - against -                                ----------------------

JONATHAN P. WARD, SUSAN L. HENDRICKS,                 Civil Action No. 16268NC
ROBERT C. MCCORMACK, BARTON L. FABER,
PETER F. MURPHY, METROMAIL CORPORATION
and THE GREAT UNIVERSAL STORES P.L.C.,

                    Defendants.

------------------------------------

          Plaintiff, by its attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for its complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on its behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Metromail Corporation ("Metromail" or the "Company").

          2. Plaintiff has been the owner of common stock of the Company since prior to the transaction herein complained of and continuously to date.

          3. Defendant Metromail is a corporation duly organized and existing under the laws of the State of Delaware. The Company provides marketing-oriented consumer information and reference
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services to a wide variety of organizations engaged in direct mail, telephone and target marketing, as well as to clients who need specific references and information services. The Company maintains its principal office at 360 E. 22nd Street, Lombard, Illinois. The Company's principal shareholder is R. R. Donnelley & Sons Co. ("Donnelley"), which controls approximately 38.4% of the Company's common stock. The Company was a wholly owned subsidiary of Donnelley prior to June 16, 1996, when the Company completed an initial public offering of
13.8 million shares of common stock, reducing Donnelley's ownership stake to 38.4%.

          4. Defendant Susan L. Hendricks ("Hendricks") is and was at all relevant times the President, Chief Executive Officer, and a director of Metromail. Hendricks was appointed to the Board of Directors by Donnelley in January 1996 and her term expires in 1998.

          5. Defendant Barton L. Faber ("Faber") is Chairman of the Board of Directors of the Company and has served in a variety of posts with Donnelley and its affiliates. Faber was appointed to the Board of Directors by Donnelley in July 1995 and became Chairman in January 1996. Faber's term expires in 1999.

          6. Defendant Peter F. Murphy ("Murphy") is a Director of the Company and Vice President and Corporate Controller of Donnelley. Murphy was appointed to the Company's Board of Directors by Donnelley in February 1996. Murphy's term expires in 1999.

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          7.   Defendant Jonathan P. Ward ("Ward") is a Director of the Company
and Executive Vice President of Donnelley. Ward was appointed to the Company's Board of Directors by Donnelley in February 1996. Ward's term expires in the year 2000.

          8. Defendant Robert C. McCormack ("McCormack") is a Director of the Company and has served in that position since August 1996. McCormack's term expires in 1998.

          9. Defendant The Great Universal Stores, P.L.C. ("GUS") is a corporation organized under the laws of the United Kingdom. GUS is a holding company of a group of companies involved in home shopping, Burberry's products and retailing, overseas retailing, information services, finance and property investment.

          10. The Individual Defendants named in paragraphs 4 through 8 are in a fiduciary relationship with the plaintiff and the other public stockholders of Metromail and owe them the highest obligations of good faith, due care, candor and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          11. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest (the "Class"), who are or will be threatened with injury arising from defendants' actions as more fully described herein.

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     12. This action is properly maintainable as a class action.

     13. This Class is so numerous that joinder of all members is impracticable. As of March 3, 1997, there were approximately 22,257,100 shares of Metromail common stock outstanding, owned by shareholders located throughout the country.

     14. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; (b) whether defendants are unlawfully impeding a takeover attempt and improperly seeking to entrench themselves in their own positions at the expense of the public shareholders of Metromail; (c) whether defendants' actions hereinafter described, constitute a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class, and a failure to maximize shareholder value; and (d) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and

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adequately represent the Class. A class action is superior to any other type of adjudication of this controversy.

     16. Defendants have acted in a manner which affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

     17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     18. American Business Information, Inc. ("ABI") has repeatedly expressed to the Metromail Board its interest in pursuing a possible purchase of the Company. ABI addressed letters to the Metromail Board indicating its intention to purchase Metromail shares at a price in excess of $32.00 per share, subject to the completion of due diligence. ABI also entered into a confidential agreement with Metromail which precluded it from making a tender offer for the Company without the consent of the Metromail Board. Metromail, however, refused to give ABI access to due diligence materials until March 9, 1998, and ABI was unable to

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complete its due diligence before the announcement of the GUS-Metromail merger agreement on March 13, 1996.

     19. On Friday March 13, 1998, Metromail and GUS announced that they had entered into a definitive merger agreement pursuant to which GUS would acquire all of the outstanding shares of Metromail for $31.50 per share in cash, substantially less than what ABI indicated it was willing to pay. The total value of the transaction as presently proposed is approximately $800 million.

     20. In connection with the execution of the merger agreement, GUS entered into a stock purchase agreement with Donnelley and certain of the Individual Defendants, who collectively own approximately 40% of the Company's outstanding common stock, to purchase their shares of Metromail. Additionally, GUS entered into an agreement with Metromail to purchase from Metromail previously unissued stock at the offer price. These share purchase agreements, which will transfer 51% control of Metromail to GUS without a tender offer, become unconditional after March 30, 1998. The merger agreement also provides for a $15 million fee to be paid to GUS in case the merger is terminated.

     21. On March 18, 1998, ABI which owns approximately one million shares of Metromail common stock, announced that it had made a fully financed proposal to the Board of Directors of Metromail to purchase all of the Company's outstanding common stock for $33.00 per share in cash plus any additional benefits derived from voiding the $15 million termination fee. The total value of

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the ABI bid is in excess of $850 million, not including the benefits derived from voiding the termination fee.

     22. Additionally, ABI announced that it had filed suit against defendants to enjoin the proposed merger between Metromail and GUS on the grounds that the Individual Defendants failed to properly auction the Company. ABI alleges that it had engaged in good faith efforts to make an offer for the Company, but that the Metromail Board failed to conduct a fair and impartial auction of the Company.

     23. The Individual Defendants improperly agreed to the merger with GUS in order to guarantee that they and Donnelley would be able to cash out their investment in Metromail, regardless of whether an offer to purchase the common stock held by the Company's public shareholders was completed.

     24. The Individual Defendants improperly accepted the GUS proposal because it would benefit the existing employees and customers of Metromail. Indeed, defendant Faber stated:

     The combination of Metromail with Experian, GUS's global information service business, will provide great opportunities for Metromail's customers and prospects. Our industry is consolidating and Metromail's employees will benefit from being part of a larger, stronger company with exciting new growth opportunities.

     25. By favoring the GUS proposal over the superior ABI proposal, and by placing the interests of Metromail's controlling stockholders and employees before those of its public shareholders, the Individual Defendants have violated the fiduciary duties owed

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to the public shareholders of Metromail to maximize shareholder value. The
Individual Defendants' agreement to the terms of the transaction with GUS, its timing, and the failure to sell the Company to the highest bidder demonstrate a clear absence of the exercise of due care and of loyalty to Metromail's public shareholders.

     26. In agreeing to the proposal from GUS, the Individual Defendants failed to maximize Metromail's highest transactional value because the Metromail Board accepted the GUS proposal before ABI had the opportunity to complete its due diligence and formalize a superior proposal.

     27. The Individual Defendants' fiduciary obligations under these circumstances require them to:

          (a) Undertake an appropriate evaluation of Metromail's net worth as a merger/acquisition candidate;

          (b) Actively evaluate the proposed offers in an attempt to obtain the best value for Metromail's public shareholders; and

          (c) Act independently so that the interests of Metromail's public shareholders will be protected and enhanced.

     28. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to enter the merger agreement and the stock purchase agreements for their and Donnelley's benefit.

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     29. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Metromail's assets and business.

     30. GUS has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Indeed, the proposed merger could not take place without the knowing participation of GUS.

     31. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. declaring this to be a proper class action;

     B. enjoining, preliminarily and permanently, the proposed transaction complained of herein;

     C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

     D. directing that defendants account to plaintiff and the Class for all damages caused to them, and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and


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          F.   Granting such other and further relief as the Court deems
appropriate.


                                          ROSENTHAL, MONHAIT, GROSS
                                              & GODDESS, P.A.


                                          BY: /s/ Joseph A. Rosenthal
                                             ---------------------------------
                                              Joseph A. Rosenthal
                                              919 North Market Street
                                              Suite 1401
                                              Mellon Bank Center
                                              Wilmington, Delaware 19801
                                              (302) 656-4433

                                              Attorneys for Plaintiff

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